

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

January 25, 2016

Via E-mail
Mr. Peter P. Csapo
Chief Financial Officer
Accretive Health, Inc.
401 North Michigan Avenue
Suite 2700
Chicago, IL 60611

> **Re: Accretive Health, Inc.**
> **Form 10-K and 10-K/A for the fiscal year ended December 31, 2014**
> **Filed June 23, 2015 and August 5, 2015**
> **File No. 1-34746**

Dear Mr. Csapo:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Branch Chief
Office of Real Estate and
Commodities